SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

03032329

SUPPL

5 September 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Preetha Pillai (Ms)
Assistant General Counsel

Encs.

SEC MAIL PROCESSING
RECEIVED
SEP 26 2003
WASH. D.C. 155 SECTION

dlw 9/29

/Announcement/Submission to SEC/MP/at

MASNET No. 13 OF 04.09.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Goh Chin Hoe
Date of notice to company:	01/09/2003
Date of change of interest:	29/08/2003
Name of registered holder:	Goh Chin Hoe
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Exercise of Options pursuant to Singapore Telecom Share Option Scheme 1999

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	91,500
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held before the transaction: **% of issued share capital:**	11,200
No. of shares held after the transaction: **% of issued share capital:**	102,700

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		11,200
No. of shares held after the transaction: **% of issued share capital:**		102,700
Total shares:		102,700

Submitted by Chan Su Shan (Ms), Company Secretary on 04/09/03 to the SGX

Final

MASNET No. 39 OF 29.08.2003
Announcement No. 39

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Appointment of Director to the Audit Committee

Singapore Telecommunications Limited ("SingTel") wishes to announce that Mr Heng Swee Keat has been appointed as an independent member of the Audit Committee with effect from the conclusion of SingTel's Annual General Meeting held on 29 August 2003.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 29 August 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 29/08/2003 to the SGX

final

SEC File No: 82-3622

MASNET No. 36 OF 29.08.2003
Announcement No. 36

SINGAPORE TELECOMMUNICATIONS LIMITED

Resolutions Passed at the 11th Annual General Meeting and Extraordinary General Meeting

SINGAPORE TELECOMMUNICATIONS LIMITED ("SINGTEL")
11TH ANNUAL GENERAL MEETING ("AGM")
EXTRAORDINARY GENERAL MEETING ("EGM")

In accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, we are pleased to announce that at SingTel's 11th AGM and the EGM held today, all the resolutions referred to in the Notices of the AGM and the EGM dated 15 July 2003 were duly passed.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/08/2003 to the SGX

SingTel

11th Annual General Meeting and Extraordinary General Meeting 2003

29 August 2003

Asia's leading
communications company

SingTel

Chairman's welcome

Ang Kong Hua
Chairman

SEC File No: 82-3622

Asia's leading
communications company

SingTel

Review of business and operations

Lee Hsien Yang

President & Chief Executive Officer

SEC File No: 82-3622

SingTel has a consistently profitable track record

10-year Cumulative Profit & Dividend History


S$bn
18
16
14
12
10
8
6
4
2
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Cumulative profits $17bn
Cumulative dividends* $10bn

* Final dividends (gross)

SingTel

SEC File No: 82-3622

SingTel has built a powerful regional business

- Asia's leading communications company

37 million mobile customers in six countries



AIS
GLOBE TELECOM
bharti
SingTel
TELKOMSEL
'yes' OPTUS

Q1 FY04: 61% of proportionate EBITDA from outside Singapore



Belgacom & Others 12%
Regional Mobile 19%
SingTel* 39%
Optus 30%

* Includes IDA compensation

Year ended 31 March 2003 – strong results

Key objectives exceeded

- SingTel
  - Strong cash flows despite weak economy
- Optus turnaround
  - Optus turnaround profitable and net cash flow positive
- Regional mobile
  - Rapid growth
- Focus on core business
  - SingPost IPO

Group financial highlights

Revenue	$10 bn
EBITDA	$5 bn
Net profit after tax*	$2.0 bn
Dividend	5.5 cts

* Net profit before goodwill amortisation

First quarter ahead of expectations

- Results for 3 months to June 2003

Profit and cash flow growth

Underlying earnings up strongly*	46%
SingTel free cash flow	12%
Optus margin**	28%
Regional mobile earnings	78%

Steady reduction in net debt


9.9
9.6
8.2
Net Debt ($bn)
Mar 02
Mar 03
Jun 03

* NPAT before goodwill & exceptional items. Excludes $123m exceptional tax credit in Q1FY03

** Operational EBITDA margin - excludes C1 defence contract

Positive outlook for current financial year

Blue chip growth investment	Medium term objective ➢ Double digit earnings growth
SingTel – cash flow engine	Free cash flow at least* **$1.5 bn**
Optus - challenger	Operational EBITDA growth at least* **20%**
Regional mobile – growth driver	Earnings growth at least* **20%**

* For year ending 31 March 2004

SingTel

Board changes and corporate governance

Board

- Mr Ang Kong Hua retires as Chairman after AGM
- New Chairman – Mr Chumpol NaLamlieng
  - President and Director of Siam Cement
- Board composition changing to reflect success of international expansion
- Four out of ten Board members from outside Singapore

Corporate governance

- Annual report disclosures enhanced
  - In line with Singapore Code of Corporate Governance
- No. 1 Asian telco for Corporate Governance in 2003*

* source: Asiamoney September 2003 issue

Proposed new performance share plan

New long term staff incentive – conditional share awards

- Staff only get shares if performance conditions met over three year period
- Performance conditions benchmark SingTel's share price performance and dividend payout to comparable companies
- Option plan suspended

No increase in number of shares that can be issued

- Limit remains 10% of issued share capital
- Option scheme grants
  - Cumulative: 257m (1.4%)*
  - FY03: 121m shares (0.7%)*
- Plan awards
  - FY04: 38.5m (0.2%)*

SingTel

* Of 17.8bn shares on issue

Share price performance in FY03

- Outperformed local market and other telecom stocks

Relative share price (Apr 2002 – Mar 2003)



5%
5%
15%
25%
35%
45%
MSCI Asia Pac
Telecom Index
SingTel ASX
MSCI World
Telecom Index
Straits Times
Index

IPO shares – bonus shares and dividends reduce effective purchase price

	Group A	ST 2
Year offered	1993	1996
IPO price per share	S$1.90	S$2.50
Bonus shares*	1994/1995/1997/1999	1997/1998/2000/2002
Cost of 100 shares	S$190	S$250
Dividends since offer**	S$88.80	S$73.40
Cost less dividends	S$101.20	S$176.60
Effective cost per share	S$0.72 (or S$101.20 / 140)	S$1.26 (or S$176.60 / 140)

* Bonus shares of 10% on the 1st, 2nd, 4th and 6th anniversaries.

** Include dividends proposed in respect of FY03

SingTel

SingTel

11th Annual General Meeting and Extraordinary General Meeting 2003